May 10, 2017	Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@eversheds-sutherland.com

VIA EDGAR

James D. McGinnis, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Withdrawal of Exemptive Application for TriplePoint Venture Growth BDC Corp., et. al.

Dear Mr. McGinnis:

On behalf of TriplePoint Venture Growth BDC Corp. and the additional applicants (collectively, the “Applicants”), we hereby request the withdrawal of the exemptive application (the “Application”) filed by the Applicants on June 26, 2015. The Application requested exemptive relief under Section 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 promulgated thereunder, authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4). Based on discussions with the staff of the Division of Investment Management, the Applicants intend to file a new co-investment exemptive application reflecting the most recent precedent.

If you have any questions concerning the foregoing, please contact me at (202) 383-0176, Harry S. Pangas at (202) 383-0805, or Anne G. Oberndorf at (202) 383-0966. Thank you for your attention to this matter.

Sincerely,
/s/ Steven B. Boehm
Steven B. Boehm

cc:	Harry S. Pangas, Esq.
Anne G. Oberndorf, Esq.

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